Exhibit 99.2

CONSOLIDATED FINANCIAL STATEMENTS

NEF Holdings, LLC and Subsidiaries

(A Limited Liability Company)

Years ended December 31, 2022 and December 31, 2021

With Independent Auditors’ Report

NEF Holdings, LLC and Subsidiaries

Consolidated Financial Statements

Years ended December 31, 2022 and December 31, 2021

Independent Auditors’ Report

To the Board of Managers and Member of

NEF Holdings, LLC and Subsidiaries

Opinion

We have audited the consolidated financial statements of NEF Holdings, LLC and Subsidiaries (the Company), which comprise the consolidated balance sheets as of December 31, 2022 and 2021, and the related consolidated statements of operations, comprehensive income/(loss), changes in member’s capital, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022 and 2021 and the results of their operations and their cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America (GAAP).

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with GAAP, and for the design, implementation and maintenance of internal control relevant to the preparation and fair presentation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the consolidated financial statements.

Baker Tilly US, LLP, trading as Baker Tilly, is a member of the global network of Baker Tilly International Ltd., the members of which are separate and independent legal entities.

In performing an audit in accordance with GAAS, we:

•	Exercise professional judgment and maintain professional skepticism throughout the audit.

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. Accordingly, no such opinion is expressed.

•

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the consolidated financial statements.

•

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control-related matters that we identified during the audit.

Philadelphia, Pennsylvania

February 16, 2023

NEF Holdings, LLC and Subsidiaries

Consolidated Balance Sheets

At December 31, 2022 and December 31, 2021

(In Thousands)

	2022	2021
Assets
Cash	$12,639	$8,989
Restricted cash	71	71
Financing receivables:
Financing receivables, gross	195,726	214,325
Allowance for losses on financing receivables	(4,896)	(3,339)

Financing receivables, net	190,830	210,986
Equipment on lease, net	—	1,200
Fixed assets, net	325	378
Goodwill	29,832	29,832
Other assets held-for-sale	—	2,450
Other assets	8,116	10,101

Total assets	$241,813	$264,007

Liabilities and Members’ Capital
Liabilities:
Senior secured credit facility, net	$115,371	$117,483
Loans from affiliate	16,342	30,703
Accounts payable and accrued expenses	2,705	3,278
Good faith deposits	606	998
Other liabilities	3,761	6,456

Total liabilities	138,785	158,918

Members’ capital:
Members’ capital	103,028	105,089

Total members’ capital	103,028	105,089

Total liabilities & members’ capital	$241,813	$264,007

See accompanying notes to the consolidated financial statements.

NEF Holdings, LLC and Subsidiaries

Consolidated Statements of Operations

For the Years Ended December 31, 2022 and December 31, 2021

(In Thousands)

	2022	2021
Net operating income:
Interest income	$14,944	$16,906
Interest expense	6,938	6,700

Net interest income	8,006	10,206
Other income	5,436	6,025

Net operating income	13,442	16,231
Provision for losses and impairments of equipment off lease	4,137	9,390

Net operating income after provisions and impairments	9,305	6,841
Expenses:
Compensation and benefits	8,437	8,649
General and administrative expenses	3,311	3,745
Lease and loan restructuring costs	338	1,176
Depreciation and amortization	86	2,908
Unrealized loss on equity investment	—	92

Total expenses	12,172	16,570

Net income/(loss)	$(2,867)	$(9,729)

See accompanying notes to the consolidated financial statements.

NEF Holdings, LLC and Subsidiaries

Consolidated Statements of Comprehensive Income/(Loss)

For the Years Ended December 31, 2022 and December 31, 2021

(In Thousands)

	2022	2021
Net income/(loss)	$(2,867)	$(9,729)
Other comprehensive income/(loss):
Derivative instruments designated and qualifying as cash flow hedges:
Unrealized holding gain arising during the year	1,194	—
Less: reclassification adjustment for gains included in net income/(loss)	(98)	—

Total other comprehensive income/(loss)	1,096	—

Total comprehensive income/(loss)	$(1,771)	$(9,729)

See accompanying notes to the consolidated financial statements.

NEF Holdings, LLC and Subsidiaries

Consolidated Statements of Changes in Members’ Capital

For the Years Ended December 31, 2022 and December 31, 2021

(In Thousands)

Members’ capital at December 31, 2020	$114,818
Net income/(loss)	(9,729)

Members’ capital at December 31, 2021	$105,089
Capital distributions	(290)
Other comprehensive income	1,096
Net income/(loss)	(2,867)

Members’ capital at December 31, 2022	$103,028

See accompanying notes to the consolidated financial statements.

NEF Holdings, LLC and Subsidiaries

Consolidated Statements of Cash Flows

For the Years Ended December 31, 2022 and December 31, 2021

(In Thousands)

	2022	2021
Cash flows from operating activities
Net income/(loss)	$(2,867)	$(9,729)
Adjustments to reconcile net income/(loss) to net cash provided by operating activities:
Provision for losses and impairments of equipment off lease	4,137	9,390
Depreciation and amortization of intangible asset	86	2,908
Amortization of deferred financing costs	482	468
Amortization of upfront fees received and initial direct costs paid	370	191
Change in interest rate derivative value	(462)	—
Unrealized loss on equity investment	—	92
Changes in operating assets and liabilities:
(Increase)/Decrease in other assets	1,126	237
(Increase)/Decrease in interest receivable	(23)	105
Increase/(Decrease) in interest payable	403	(19)
Increase/(Decrease) in accounts payable and accrued expenses	(973)	1,030
Increase/(Decrease) in good faith deposits	(392)	102
Increase/(Decrease) in other liabilities	(1,740)	337

Net cash provided by/(used in) operating activities	147	5,112

Cash flows from investing activities
Investments in secured loans and direct finance leases	(66,760)	(96,647)
Collections of principal on secured loans and direct finance leases	85,096	77,576
Purchases of secured loans and direct finance leases from an affiliate	—	(5,499)
Non-refundable upfront fees received	—	22
Initial direct costs paid	(326)	(540)
Proceeds from sales of equipment on lease	1,200	—
Proceeds from sales of equipment off lease	1,824	17,052
Cash from sale of NEF Auto Transport assets	150	—
Cash flows from (purchases)/sales of fixed assets	(33)	(457)

Net cash provided by/(used in) investing activities	21,151	(8,493)

Cash flows from financing activities
Borrowings on credit facility and loans from affiliate	87,542	114,294
Repayments on credit facility and loans from affiliate	(104,900)	(108,374)
Capital distributions	(290)	—

Net cash provided by/(used in) financing activities	(17,648)	5,920

Net increase/(decrease) in cash and restricted cash	3,650	2,539
Cash and restricted cash at the beginning of period	9,060	6,521

Cash and restricted cash at the end of period	$12,710	$9,060

Supplemental disclosures of cash flow information
Interest paid	$5,967	$6,527

Non-cash exchange of right of use assets for lease obligations	$—	$3,597

See accompanying notes to the consolidated financial statements

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements

For the Years Ended December 31, 2022 and December 31, 2021

(In Thousands)

1. Organization and Business

NEF Holdings, Inc. was organized on June 7, 2013 as a Delaware corporation and commenced its operations in June 2013. Effective January 1, 2014, NEF Holdings, Inc. converted from a corporation to a limited liability company (“LLC”), NEF Holdings, LLC (“NEF Holdings”), pursuant to Section 18-214 of the Limited Liability Act in the State of Delaware. Subsequent to the close of business on July 31, 2017, NEF Holdings was acquired by SLR Investment Corp., formerly Solar Capital Ltd. (“SLR”).

As of December 31, 2022 and December 31, 2021, NEF Holdings had five wholly-owned subsidiaries: Nations Fund I, LLC (“Fund I”), Nations Equipment Finance, LLC (“NEF”), Equipment Operating Leases, LLC (“EOL”), NEF Auto Transport, LLC (“NEF Auto Transport”) and Loyer Capital LLC (“Loyer Capital”) (collectively, the “Company”). The Company is headquartered in Wilton, Connecticut.

Nations Fund I, Inc. was organized on September 17, 2010 as a Delaware corporation. Effective January 1, 2014, Nations Fund I, Inc. converted from a corporation to a LLC, Nations Fund I, LLC, pursuant to Section 18-214 of the Limited Liability Act in the State of Delaware. Fund I is a commercial equipment finance company that provides term loans and leases primarily to middle market and privately held companies. Fund I focuses on direct origination of loans and equipment leases secured by equipment collateral, such as trailers, trucks, transportation and construction equipment.

NEF was organized as a LLC under the laws of the State of Delaware and commenced operations on August 24, 2010. NEF, doing business as SLR Equipment Finance, serves as the investment manager for the Company. Services provided by NEF include, among other things, identifying, structuring and negotiating transactions, monitoring, advising and managing investments, exercising control rights, options or warrants, liquidating investments, cash management, accounting, tax, compliance and legal services.

NEF Investments, LLC, a wholly owned subsidiary of NEF Holdings, was organized as a Delaware LLC on January 22, 2018. On April 18, 2018, NEF Investments’ LLC agreement was amended which changed the company’s name to Equipment Operating Leases, LLC. EOL is a commercial equipment finance company that provides term loans and leases primarily to middle market and privately held companies.

NEF Auto Transport was organized as a LLC under the laws of the State of Delaware and commenced operations in December 2018 through the acquisition of a former customer. NEF Auto Transport was an auto transport carrier providing direct auto-hauling services. As discussed in note 4, in February 2022 the Company sold substantial all of the assets of NEF Auto Transport and ceased operations.

Loyer Capital was organized as a LLC under the laws of the State of Delaware and commenced operations in May 2019. Loyer Capital is a commercial equipment finance company that provides term loans and leases primarily to middle market and privately held companies.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

2. Summary of Significant Accounting Policies

Basis of Presentation

The consolidated financial statements are presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). These consolidated financial statements include the accounts of NEF Holdings and its wholly owned subsidiaries, Fund I, NEF, EOL, Loyer Capital and NEF Auto Transport. All significant intercompany balances and transactions are eliminated in consolidation. Certain amounts in the prior period financial statements have been reclassified to conform to the current year’s presentation.

Use of Estimates

The presentation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that impact the amounts reported in the consolidated financial statements and accompanying notes. Such estimates and assumptions are subject to change in the future as additional information becomes available or as circumstances are modified. Actual results could differ materially from these estimates. Management’s estimates and assumptions are used in estimating an allowance for losses on financing receivables, impairments of equipment off lease, useful lives of leasing equipment and fixed assets, fair values of unguaranteed residual values, intangible assets and fair values of assets acquired and liabilities assumed.

Cash

At December 31, 2022 and December 31, 2021, the Company’s cash balance totaled $12,710, and $9,060, respectively. Included in the Company’s cash balance as of December 31, 2022 and December 31, 2021 is restricted cash of $71, which is maintained in connection with the lease of the Company’s office space.

Financing Receivables

Included in financing receivables in the consolidated balance sheets are the Company’s net investments in direct financing leases and secured loans.

Net investment in direct finance leases is reported net of unearned income, deferred non-refundable fees and initial direct costs associated with their origination, and inclusive of guaranteed and unguaranteed residual values. Direct finance leases are usually long-term in nature, typically ranging for a period of three to seven years and include either a nominal or fair market value purchase option at the end of the lease term. Non-refundable fees received and initial direct costs incurred associated with the origination of direct finance leases are deferred and are recognized as an adjustment to interest income over the contractual life of the direct finance leases using the interest method.

Secured loans are reported at the principal amount outstanding, net of non-refundable fees, initial direct costs and accrued interest. These fees are deferred and recognized as an adjustment to interest income over the contractual life of the loans using the interest method.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Income Recognition

The Company recognizes revenue in accordance with the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Codification (“ASC”) 606, Revenue from Contracts with Customers, which outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The core principle of the revenue model is for an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. While this guidance replaces most existing revenue recognition guidance in U.S. GAAP, ASC 606 is not applicable to financial instruments and, therefore, does not impact most of the Company’s revenues.

For direct finance leases, the difference between the cost of the equipment and the total finance lease receivable plus, where applicable, the unguaranteed or guaranteed residual value is recorded as unearned income. Unearned income is amortized as earned income over the term of the transaction using the interest method. For the years ended December 31, 2022 and December 31, 2021, interest income from direct financing leases totaled $9,504 and $12,349, respectively, which is included in interest income in the consolidated statements of operations. For secured loans, interest income is recorded on the accrual basis in accordance with the terms of the respective loan. For the years ended December 31, 2022 and December 31, 2021, interest income from secured loans totaled $5,440 and $4,004, respectively, which is included in interest income in the consolidated statements of operations.

The Company’s revenue recognition pattern for revenue streams within the scope of ASC 606 include fees for providing administrative and collateral monitoring services, which are earned ratably over the period in which the services are provided, and revenues associated with its auto-hauling operations (see note 4). Such revenues are recognized when evidence of an arrangement exist, the performance obligations are satisfied, collections are probable and the price is fixed or determinable. With respect to the Company’s auto-hauling operations, the sole performance obligation is deemed to be satisfied at a single point in time, that is, when the customer takes physical possession of the automobile.

Other Income

Amounts in other income in the consolidated statements of operations primarily include gains on sales of equipment, fees charged for early terminations of financing arrangements, other miscellaneous fees earned in connection with the administration of such financing arrangements and net impacts of foreign currency translation. Also included in other income in the consolidated statements of operations are the revenues and cost of sales associated with the Company’s auto-hauling business, which was sold in February 2022 (see note 4).

Fixed Assets

Fixed assets consist of furniture and fixtures, software, computers, leasehold improvements, automobiles, telephone and office equipment and auto hauling trucks, and are stated at cost less accumulated depreciation and amortization. Expenditures for repairs and maintenance that do not extend the useful life of the asset are expensed as incurred and are included in general and administrative expenses in the Company’s consolidated statements of operations.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Fixed Assets (continued)

Depreciation and amortization of fixed assets are calculated using the straight-line method over their respective useful lives, and recorded in depreciation and amortization in the consolidated statements of operations.

Useful Life (Years)
Furniture and fixtures	7
Telephone	7
Office equipment	5
Automobile	5
Auto Hauling Trucks	5
Computers	3
Software	Lesser of 5 years or license period
Leasehold improvements	Lesser of the life of the asset or lease term

Good Faith Deposits

Good faith deposits represent cash received from the Company’s customers, when the proposal for a potential transaction is signed. These deposits are used to pay expenses such as third-party appraisals, document fees and travel and related costs incurred by the Company in connection with the origination of the transaction. If the deposit exceeds the expenses incurred by the Company, the excess amount may be refundable to the customer. If the expenses incurred exceed the deposits received, the Company’s customers are liable for the overage. Such overages are included in other assets on the consolidated balance sheets. In the event the Company approves a transaction with a customer and the customer elects not to pursue the transaction, the Company recognizes any remaining good faith deposit into income, as allowed by the agreed upon terms of the signed proposal. Such amounts are included in other income in the consolidated statements of operations.

In certain instances, the Company incurs costs to restructure financing receivables, which are in excess of the customer’s good faith deposit, such as legal fees and other expenses associated with the repossession and liquidation of equipment. If these costs are not collectable from the Company’s customers, then such costs are expensed and recorded as lease and loan restructuring costs on the consolidated statements of operations.

Allowance for Losses on Financing Receivables

The Company maintains an allowance for losses on financing receivables at a level sufficient to absorb probable losses related to its financing receivables as of the date of the consolidated financial statements. In determining its allowance for losses on financing receivables, the Company considers historical loss rates, collateral coverage and remaining term to maturity of the financing arrangement, which are reviewed and updated, as appropriate, on an ongoing basis.

Individually identified non-performing secured loans and direct finance leases are measured based on the specific circumstances of the transaction and a specific allowance is established, if necessary. Amounts determined to be uncollectible are charged directly to provision for losses in the consolidated statements of operations. During the years ended December 31, 2022 and December 31, 2021, provisions for losses of specifically identified financing receivables totaled $1,659 and $0, respectively.

The Company classifies a financing receivable as delinquent when it is overdue by more than 60 days. As of December 31, 2022, financing receivables with an outstanding balance of $0, $0, and $22,995 were between 61-90 days past due, 91-120 days past due and greater than 120 days past due, respectively. As of December 31, 2021, financing receivables with an outstanding balance of $0, $3,501, and $245 were between 61-90 days past due, 91-120 days past due and greater than 120 days past due, respectively.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Non-Accrual Financing Receivables

Income recognition is generally suspended for financing receivables after 90 days of non-payment, or if full recovery becomes doubtful based on the assessment by the Company. Income recognition is resumed when financing receivables are less than 90 days past due. At December 31, 2022 and December 31, 2021, financing receivables with an outstanding balance of $22,995 and $22,030, respectively, were on non-accrual of income.

Equipment on Lease

Leasing equipment is comprised of equipment under operating leases. Leasing equipment is recorded at cost and depreciated on a straight-line basis over the estimated useful life of the equipment. Income is recorded on a straight-line basis over the term of the lease which is included in interest income in the consolidated statements of operations.

The estimated useful lives and residual values of the Company’s leasing equipment are based on independent third-party appraisals and management’s judgment. The Company reviews its depreciation policies on a regular basis to determine whether changes have taken place that would suggest that a change in its depreciation policies, useful lives of its equipment or the assigned residual values is warranted. At December 31, 2022, the Company had no leasing equipment under operating leases. At December 31, 2021, the Company’s leasing equipment is comprised of a crane, which the Company estimates its useful life to be four years.

Leasing equipment is tested for impairment whenever events or changes in circumstances indicate that its carrying amount may not be recovered. Key indicators of impairment on leasing equipment include, among other factors, a sustained decrease in operating profitability, a sustained decrease in utilization, or indications of technological obsolescence.

Equipment off Lease

Equipment off lease arises when the Company repossesses collateral that secured a financing receivable in a customer default scenario. Such equipment is intended to be sold and is classified as assets held for sale, in accordance with the provisions of ASC 360, Property, Plant & Equipment. A write-down of the financing receivable is recorded as a charge-off when the carrying amount exceeds the fair value and the difference relates to credit quality. At the time of repossession, the financing receivable is transferred to equipment off lease at the lower of cost or fair value. At December 31, 2022 and December 31, 2021, the Company had no equipment off lease in the consolidated balance sheets.

A review for impairment of equipment off lease is performed at least annually or when events or changes in circumstances indicate that the carrying amount of the asset may not be recoverable. During the years ended December 31, 2022 and December 31, 2021, the Company recorded impairment charges of $2,571 and $8,873, respectively, which are included in provision for losses and impairments of equipment off lease on the consolidated statements of operations.

Derivative Instruments

The Company manages exposure to interest rates through the use of interest rate caps traded in the over-the-counter markets with other financial institutions. The Company does not enter into derivative financial instruments for speculative purposes. Derivative instruments are recognized at fair value and included in other assets in the consolidated balance sheets.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Derivative Instruments (continued)

Interest rate caps are used to manage the Company’s interest rate exposure on its senior secured credit facility. At December 31, 2022 and December 31, 2021, such derivatives had a notional amount of $45,000 and $75,000, respectively, and a fair value of $1,865 and $307, respectively, which are included in other assets in the consolidated balance sheets. For the years ended December 31, 2022 and December 31, 2021, changes in fair value of interest rate caps totaled $1,558 and $86, respectively.

The Company designated certain of these interest rate caps as highly effective hedges. On the date the derivative contract is entered into, the Company formally documents the relationships between the hedging instrument and the hedged item, as well as its risk management objective and strategy for undertaking various hedge transactions. Hedge effectiveness is measured at the hedge’s inception and, on an on-going basis, to determine whether the derivatives are highly effective in offsetting the changes in cash flows of the hedged item.

At December 31, 2022, the Company held two interest rate caps that were deemed highly effective that had a notional value of $30,000 and a fair value of $1,206. Changes in fair values of interest rate caps, which were deemed highly effective, totaled $1,194 and are included in other comprehensive income, offset by reclassification gains into earnings of $98. Reclassifications into earnings are included in interest expense in the consolidated statements of operations. At December 31, 2022, the Company also held an interest rate cap that was not deemed highly effective that had a notional value of $15,000 and a fair value of $659. Changes in fair values of interest rate caps, which were not deemed highly effective, totaled $462 and $86 for the years ended December 31, 2022 and December 31, 2021, respectively, and are included in interest expense in the consolidated statements of operations.

Debt

Senior secured credit facility represents the Company’s principal balance under its long-term revolver, which is carried at amortized cost, along with the related accrued interest payable, net of unamortized deferred financing costs.

Loans from affiliate represent the Company’s unpaid principal balance on term loans, along with the related accrued interest payable to SLR, a related party, as described in note 1. Maturity dates range from January 24, 2023 through April 27, 2025 and carry interest rates ranging from 8.37% to 11.52%. Future scheduled payments on loans from affiliate are $5,457 in 2023, $7,996 in 2024, and $2,884 in 2025.

Deferred Financing Costs

Deferred financing costs represent fees and other incremental costs incurred in connection with the financing of the Company’s senior secured credit facility. Such costs are amortized using the straight-line method into earnings over the contractual term of the facility. The unamortized balance of such costs are included as a reduction to the senior secured credit facility balance.

Contingencies and Commitments

The Company may be subject to various legal proceedings, claims, and litigation, either asserted or unasserted that arise in the ordinary course of business. The Company records accruals for contingent losses when such losses are probable and reasonably estimable. In the event that estimates or assumptions prove to differ from actual results, adjustments are made in subsequent periods to reflect more current information. Legal fees are expensed as incurred.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Financial Asset Transfers

The Company accounts for transfers of financial assets under FASB ASC 860, Transfers and Servicing, utilizing a control oriented, financial components approach to financial asset transfer transactions whereby the Company: (1) recognizes the financial and servicing assets it controls and the liabilities it has incurred; (2) derecognizes financial assets when control has been surrendered; and (3) derecognizes liabilities once they are extinguished. Control is considered to have been surrendered only if: (i) the transferred assets have been isolated from the Company and its creditors, even in the event of bankruptcy or other receivership; (ii) the purchaser has the right to pledge or exchange the transferred assets, or, is a qualifying special purpose entity (as defined) and the holders of beneficial interests in that entity have the right to pledge or exchange those interests; and (iii) the Company does not maintain effective control over the transferred assets through an agreement which both entitles and obligates it to repurchase or redeem those assets prior to maturity, or through an agreement which both entitles or obligates it to repurchase or redeem those assets if they were not readily obtainable elsewhere. If any of these conditions are not met, the Company accounts for the transfer as a secured borrowing.

Foreign Currencies

Assets and liabilities recorded in foreign currencies are translated at the exchange rate on the date of the consolidated balance sheets. Income and expenses are translated at average rates of exchange prevailing during the year. Translation adjustments resulting from this process, which totaled ($19) for both years ended December 31, 2022 and December 31, 2021, are recorded in other income in the consolidated statements of operations. At December 31, 2022 and December 31, 2021, the Company had cash, financing receivables and debt denominated in the Canadian dollar.

Income Taxes

The Company is a LLC and has elected to be taxed as a partnership. Accordingly, the Company is not subject to federal or state income taxes. Taxable income, losses and deductions flow through to the Company’s members.

Fair Value Measurement

Fair value is defined as the amount for which an asset could be exchanged, or a liability settled, between knowledgeable, willing parties in an arm’s length transaction at the measurement date. In determining fair value of financial instruments and intangibles, the Company uses various valuation approaches, which utilize certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk to the valuation technique. The inputs can be readily observable, market corroborated or generally unobservable internal inputs. The Company utilizes valuation techniques that rely on both observable and unobservable inputs.

Leases

The Company accounts for leases in accordance with ASC 842, Leases. Included in other assets and other liabilities on the consolidated balance sheets as of December 31, 2022 and December 31, 2021, are right of use assets and corresponding lease obligations, associated with the Company’s office spaces, of $3,267 and $4,218, respectively. The Company paid $456 and $579 for the years ended December 31, 2022 and December 31, 2021, respectively, for such leases. The Company’s aggregate scheduled remaining contractual payments under these leases are $385, $393, $401, $409, $417 and $1,637 for 2023, 2024, 2025, 2026, 2027 and thereafter, respectively.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

2. Summary of Significant Accounting Policies (continued)

Goodwill and Intangible Asset

Goodwill represents the excess of consideration paid for the Company over the fair value of the related assets acquired and liabilities assumed from the acquisition of the Company on July 31, 2017, as discussed in note 1. As discussed in note 4, in connection with the acquisition of the assets of one of its former customers, the Company acquired an intangible asset related to customer relationships with a five year useful life. For the years ended December 31, 2022 and December 31, 2021, the Company recorded amortization expense of $0 and $1,669, respectively. In February 2022, the Company sold substantially all of the assets of NEF Auto Transport, including the intangible asset related to customer relationships of $767 (see note 4).

The Company assesses goodwill for impairment, annually or more frequently if events or changes in circumstances occur, by comparing the carrying value to its fair value. If the fair value is less than the carrying value, an impairment charge is recorded in that period. Goodwill recognized in business combinations is assigned to the reporting units that are expected to benefit from the combination as of the acquisition date. Goodwill is not amortized; rather goodwill is tested annually for impairment or more frequently upon the occurrence of certain events or substantive changes in circumstances. The Company has the option to perform a qualitative assessment to determine if an impairment is more likely than not to have occurred. If the conclusion is supported that it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then the Company would not need to perform a quantitative impairment test. If the conclusion cannot be supported, or if the Company does not elect to do the qualitative assessment, then the Company will perform a quantitative assessment. If a quantitative goodwill impairment test is performed, the Company utilizes a combination of market and income valuation approaches. If the fair value of a reporting unit is less than its carrying value, an impairment loss is recorded to the extent that the fair value of the reporting unit is less than its carrying value. No impairment of goodwill resulted from the annual impairment assessment in 2022 or 2021.

3. New Accounting Pronouncements

In June 2016, the FASB issued ASU 2016-13 – Financial Instruments – Credit Losses. This amendment will require companies to broaden the information considered in developing its expected credit loss estimates on financing receivables measured either individually or collectively. In November 2019, the FASB issued ASU 2019-10, Financial Instruments – Credit Losses, which delayed the effective date of ASU 2016-13. This amendment is effective for the Company for the fiscal year beginning after December 15, 2022. The Company has evaluated the impact that this standard will have on its consolidated balance sheets and consolidated statements of operations, and has determined that the impact will be immaterial to the consolidated financial statements as a whole.

4. Business Combinations

On December 11, 2018, the Company, through its wholly owned subsidiary NEF Auto Transport, acquired the assets of a privately held auto transport hauler. The entity, which was one of the Company’s former customers, was acquired out of bankruptcy in satisfaction of all of the amounts due to the Company. Total consideration of $7,082 (of which $250 was in the form of cash) was allocated to the fair value of the identifiable assets acquired and liabilities assumed. In connection with the acquisition, the Company recorded an intangible asset of $3,950, which was included in other assets in the consolidated balance sheets, net of accumulated amortization.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

4. Business Combinations (continued)

On January 17, 2019, the Company, through its wholly owned subsidiary NEF Auto Transport, acquired a privately owned auto transport carrier based in Enumclaw, Washington. Total consideration of $975 was allocated to the fair value of the identifiable assets acquired and liabilities assumed, which included cash of $33, receivables of $197, fixed assets of $788, other assets of $37, and payables of $80.

During 2019, the Company integrated the operations of both auto transport carriers to form one business and reporting unit. For the years ended December 31, 2022 and December 31, 2021 such operations generated net losses of $17 and $4,367, respectively, which included revenues of $517 and $3,350, respectively and direct costs of $534 and $3,519, respectively.

In February 2022, the Company sold substantially all of the assets of NEF Auto Transport for gross proceeds of $2,850, which included $150 of cash at closing and the remainder in the form of a note from the buyer which is included in financing receivables in the consolidated balance sheets. The assets sold included auto hauling trucks and ancillary equipment of $1,683 and an intangible asset related to customer relationships of $767, both of which are included in other assets held for sale on the consolidated balance sheets at December 31, 2021. Subsequent to the sale, the Company ceased all operations of NEF Auto Transport.

5. Financing Receivables

Net investment in direct finance leases consists of the following at December 31, 2022 and December 31, 2021:

	2022	2021
Gross finance lease receivables	$106,866	$120,036
Guaranteed residuals	15,108	22,729
Unguaranteed residuals	12,088	18,838
Unearned income	(22,425)	(27,317)
Deferred non-refundable fees collected	(281)	(370)
Deferred initial direct costs paid	480	549

	111,836	134,465
Purchase accounting valuation adjustment	(112)	(112)

Total net investment in direct finance leases	$111,724	$134,353

Secured loans, net, consist of the following at December 31, 2022 and December 31, 2021:

	2022	2021
Secured loans, principal	$84,294	$80,252
Accrued interest receivable	336	314

Total secured loans, gross	84,630	80,566
Deferred non-refundable fees collected	(54)	(67)
Deferred initial direct costs paid	402	449

	84,978	80,948
Purchase accounting valuation adjustment	(976)	(976)

Total secured loans, net	$84,002	$79,972

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

5. Financing Receivables (continued)

Aggregate scheduled payments, contractual maturities including guaranteed residuals and unguaranteed residuals by year on the fixed and floating-rate secured loans and direct finance leases at December 31, 2022, are as follows:

	2023	2024	2025	2026	2027	Thereafter	Total
Secured loans:
Fixed Rate	$34,884	$17,084	$9,764	$12,283	$6,723	$—	$80,738
Floating Rate	3,556	—	—	—	—	—	3,556
Direct Finance Leases	37,514	28,047	32,104	22,537	5,186	8,674	134,062

Total	$75,954	$45,131	$41,868	$34,820	$11,909	$8,674	$218,356

6. Allowance for Losses on Financing Receivables

The Company monitors the internal risk rating of each customer. The internal risk rating was developed by the Company and is fully described in the Company’s credit policies and procedures. The internal risk rating gives heavy weighting to collateral coverage and fixed charge coverage of the customer. It also takes into account the customer’s leverage as well as subjective factors including industry cyclicality, quality of management and liquidity.

A financing receivable is considered impaired when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the agreement. As of December 31, 2022 and December 31, 2021, the Company maintained a specific allowance for losses of $1,659 and $0 on financing receivables of $4,318 and $0, respectively, and a general allowance for losses of $3,237 and $3,339, respectively, on the remaining portfolio of financing receivables.

7. Equipment on Lease, net

At December 31, 2022, the Company had no equipment under operating lease. At December 31, 2021, equipment under operating lease consists of a crane with a cost basis of $1,470, net of accumulated depreciation of $270 for a net balance of $1,200. Total depreciation expense relating to equipment under operating leases for the years ended December 31, 2022 and December 31, 2021 was $0 and $342, respectively, and is included in depreciation and amortization expense on the consolidated statements of operations. Income from operating leases totaled $0 and $553 for the years ended December 31, 2022 and December 31, 2021, respectively.

8. Fixed Assets, net

At December 31, 2022 and December 31, 2021, fixed assets, net consists of the following:

	2022	2021
Leasehold improvements	$153	$153
Furniture and fixtures	141	148
Automobile	59	59
Office equipment	45	40
Computers	35	53
Software	30	34

Fixed assets, gross	463	487
Accumulated depreciation	(138)	(109)

Fixed assets, net	$325	$378

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

8. Fixed Assets, net (continued)

Depreciation and amortization expense related to fixed assets totaled $86 and $897 for the years ended December 31, 2022 and December 31, 2021, respectively. For the years ending 2023, 2024 and 2025, the Company will recognize annual amortization expense related to software of $8, $6, and $2, respectively.

9. Senior Secured Credit Facility

Senior secured credit facility consists of the following at December 31, 2022 and December 31, 2021:

	2022	2021
Senior secured credit facility, principal	$114,977	$118,002
Accrued interest payable	674	242
Unamortized deferred financing costs	(280)	(761)

Total senior secured credit facility	$115,371	$117,483

At December 31, 2022 and December 31, 2021, Fund I maintained a revolving credit facility (the “Facility”) which consists of two separate revolvers, one for U.S. dollars and one for Canadian dollars. The total availability on the U.S. dollar revolver is $180,000 and the total availability on the Canadian dollar revolver is the lesser of CAD 45,000 and the U.S. dollar equivalent of $33,957. Interest is based on London Interbank Offering Rate (“LIBOR”), plus an applicable margin. The applicable margin ranges from 2.25% to 2.50% based on Fund I’s leverage ratio. The leverage ratio represents the ratio of the outstanding balance of the Facility to Fund I’s total member’s capital, as described in the Facility agreement. All assets of Fund I are pledged as collateral under the Facility. Fund I is also required to pay a 0.375% per annum unused line fee. The Facility requires Fund I and the Company to maintain certain periodic financial covenants surrounding capitalization, cash flow and default, delinquency and charge-off ratios. The Company provides a limited guaranty to the Facility for all interest, fees and expenses that cannot otherwise be charged to Fund I. The Facility has a contractual maturity date of July 31, 2023, with the principal payable in full at maturity. The Company expects to renew the facility in early 2023.

10. Employee Compensation and Benefit Plans

As of December 31, 2022, the Company employed personnel at its headquarters in Wilton, Connecticut and regional offices throughout the United States. Employee compensation and benefits are comprised of base salaries, discretionary bonuses, health care benefits, employer 401(k) contributions and payroll taxes. As a part of their employment agreements, certain members of senior management are eligible for an annual bonus amount, which is calculated as a percentage of their annual salaries, based on certain financial performance metrics, as described in their employment agreements.

Effective August 1, 2017, the Company formed a Long-Term Incentive Plan (“LTIP”) that provides for an annual bonus pool to certain members of senior management based on the Company achieving certain performance criteria.

The Company sponsors a 401(k) plan, where the Company contributes a defined percentage of employees’ annual earnings up to the maximum annual contribution amount as determined by the Internal Revenue Service.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

11. Fair Value of Financial Instruments

FASB ASC 820, Fair Value Measurements (“ASC 820”), establishes a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect management’s market assumptions.

These two types of inputs create the following fair value hierarchy:

Level 1 – Quoted prices for identical instruments in active markets.

Level 2 – Observable inputs other than quoted prices in active markets for identical assets and liabilities, such as interest rates and foreign exchange rates that are observable at commonly quoted intervals. Financial assets utilizing Level 2 inputs include interest rate caps.

Level 3 – Unobservable inputs.

As of December 31, 2022 and December 31, 2021, the Company measured its interest rate caps at fair value on a recurring basis. Total fair value of such derivative instruments as of December 31, 2022 and December 31, 2021 was $1,865 and $307, respectively, which was classified as Level 2 in the fair value hierarchy by the Company. The fair value of interest rate caps are measured using discounted cash flow calculations based on observable inputs from the relevant interest/exchange rate curves in effect at December 31, 2022 and December 31, 2021.

ASC 820 also requires that the Company disclose estimated fair values for its financial instruments. No quoted market exists for the Company’s financial instruments. Therefore, fair value estimates are based on judgments, risk characteristics of various financial instruments and other factors. Changes in these assumptions could significantly affect the estimates.

The Company estimates the carrying amounts of cash approximated its fair values as of December 31, 2022 and December 31, 2021. Since there is no liquid secondary market for the Company’s financing receivables, the Company estimates the fair value of its secured loans and net investment in direct finance leases by comparing the average yield of the portfolio to recent issuances of similar loans and leases. Further, based on the Company’s review of the terms of the Facility and its loans from affiliate, as well as valuations from its lenders, management determined that the carrying value of its senior secured credit facility approximated fair value.

The carrying amount and estimated fair values of the Company’s financial instruments at December 31, 2022 and December 31, 2021 were as follows:

	2022		2021
	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Financial assets:
Cash and restricted cash	$12,710	$12,710	$9,060	$9,060
Net investment in direct finance leases	108,264	108,130	132,370	132,491
Secured loans, net	82,566	81,157	78,616	78,814

Total financing receivables, net of allowances	190,830	189,287	210,986	211,305
Financial liabilities:
Senior secured credit facility	$115,371	$115,371	$117,483	$116,571
Loans from Affiliate	16,342	16,482	30,703	30,703

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

12. Concentration of Credit Risk

Financing receivables subject the Company to credit risk. The Company monitors its portfolios by evaluating each of the customer’s financial condition and collateral. The Company’s maximum exposure to credit risk at December 31, 2022 and December 31, 2021, without considering the underlying collateral, is represented by the carrying value of the financing receivables in the consolidated balance sheets. The Company monitors its financing receivables for geographic concentrations.

The following table reflects such concentrations as of December 31, 2022 and December 31, 2021:

Geographic Concentration

	2022		2021
Texas	$32,153	Colorado	$26,904
New York	23,935	Texas	24,079
Colorado	22,564	Washington	23,010
Louisiana	16,759	Louisiana	19,410
Kentucky	13,635	New York	17,622
Missouri	13,301	Missouri	13,564
Tennessee	8,032	Pennsylvania	9,777
Pennsylvania	6,883	Florida	7,750
British Columbia (Canada)	6,440	Kentucky	6,219
Florida	6,377	North Carolina	5,476
Washington	4,678	Wisconsin	5,028
Wisconsin	4,520	Massachusetts	4,791
Maine	4,318	Maine	4,440
Other U.S. states / Canada	32,131	Other U.S. states / Canada	46,255

Total financing receivables, gross	$195,726	Total financing receivables, gross	$214,325

The amount and type of collateral required depends on an assessment of the credit risk of the counterparty. Guidelines are implemented regarding the acceptability of types of collateral and valuation parameters. Typically, the Company obtains access to collateral either through direct ownership or by a first lien security interest.

The Company also monitors its financing receivables for collateral concentrations. The following tables reflect such concentrations as of December 31, 2022 and December 31, 2021:

Collateral Concentrations

	2022		2021
Tractors	$23,051	Tow boats	$23,010
Barge rigs	18,283	Tractors	20,097
Trucks	13,947	Barge rigs	18,283
Loaders	13,732	Helicopters	18,112
Barges	13,224	Cranes	17,751
Aircraft	12,671	Aircraft	12,594
Package sorting equipment	11,439	Flight Simulators	11,785
All other	89,379	All other	92,693

Total financing receivables, gross	$195,726	Total financing receivables, gross	$214,325

At December 31, 2022 and December 31, 2021, the Company had financing receivables outstanding to one customer that approximated 9% and 9%, respectively, of total financing receivables for each period.

NEF Holdings, LLC and Subsidiaries

Notes to the Consolidated Financial Statements (continued)

(In Thousands)

13. Contingencies and Commitments

As of December 31, 2022, the Company had a U.S. and a Canadian revolver financing arrangement with a total outstanding balance of $3,593 and CAD 637 respectively, which are included in financing receivables, net in the consolidated balance sheets. As of December 31, 2021, the Company had a U.S. and a Canadian revolver financing arrangements with a total outstanding balance of $3,530 and CAD 455 respectively, which are included in financing receivables, net in the consolidated balance sheets. The Company’s maximum commitments under the U.S. and Canadian revolvers were $4,000 and CAD 1,500, respectively, for both years ending December 31, 2022 and December 31, 2021.

14. Member’s Capital

At December 31, 2022 and December 31, 2021, NEFCORP owns 100 Class A units and NEFPASS owns 100 Class B units, which represent the entire capital of the Company.

15. Subsequent Events

The Company has evaluated subsequent events through February 16, 2023, the issuing date of the consolidated financial statements.